Exhibit 99.2

IFRS-IND Press Release

Strong growth of 13.7% in constant currency in a seasonally weak quarter

Strongest large deal wins in the last 8 quarters at $3.3 billion

Revenue guidance for FY23 revised to 16.0%-16.5%

Bengaluru, India – January 12, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, reported strong Q3 performance with year-on-year growth at 13.7% and sequential growth at 2.4% in constant currency. Year on year growth was in double digits for most business segments and geographical regions in constant currency terms. Large deal TCV for the quarter was the strongest in the last 8 quarters at $3.3 billion. Digital comprised 62.9% of overall revenues and grew at 21.7% in constant currency. Operating margin for the quarter remained resilient at 21.5%. FY23 revenue guidance revised to 16.0%-16.5%. FY23 operating margin guidance retained at 21%-22%.

Our revenue growth was strong in the quarter, with both digital business and core services growing. This is a clear reflection of our deep client relevance, industry-leading digital, cloud, and automation capabilities, and the unrelenting dedication of our employees”, said Salil Parekh, CEO and MD. “As reflected in the large deals momentum, we continue to gain market share as a trusted transformation and operational partner for our clients. Our end-to-end capabilities and global scale make us a preferred choice as clients look at consolidating vendors. We remain focused on helping businesses accelerate their digital agenda to uncover new value and growth, as well as improve operational and cost effectiveness”, he added.

1. Key highlights:

For the quarter ended December 31, 2022	For nine months ended December 31, 2022

•        Revenues in CC terms grew by 13.7% YoY and 2.4% QoQ

•        Reported revenues at 38,318 crore, growth of 20.2% YoY

•        Digital revenues at 62.9% of total revenues, YoY CC growth of 21.7%

•        Operating margin at 21.5%, decline of 2.0% YoY and stable QoQ

•        Basic EPS at 15.72, growth of 13.4% YoY

•       FCF at 4,741 crore, decline of 12.2% YoY;  FCF conversion at 72.0% of net profit

•        Revenues in CC terms grew by 17.8% YoY

•        Reported revenues at 109,326 crore, growth of 22.3% YoY

•        Digital revenues at 61.9% of total revenues, YoY CC growth of 29.5%

•        Operating margin at 21.1%, decline of 2.5% YoY

•        Basic EPS at 42.85, growth of 10.0% YoY

•        FCF at 14,599 crore, decline of 14.3% YoY; FCF conversion at 81.2% of net profit

“Operating margins in Q3 remained resilient due to cost optimization benefits which offset the impact of seasonal weakness in operating parameters”, said Nilanjan Roy, Chief Financial Officer. “Attrition reduced meaningfully during the quarter and is expected to decline further in the near-term”, he added.

2. Capital Allocation

Pursuant to the Board recommendation and subsequent to shareholders’ approval through postal ballot, the company has started share buyback program through open market route from December 7, 2022 and till date, has bought back 31.3 million shares worth 4,790 crore or 51.5% of total authorization of 9,300 crore at an average price of approx. 1,531 per share (compared to maximum Buyback Price of 1,850 per share).

3. Client wins & Testimonials

•	Centric Brands has selected Infosys to be a strategic technology partner to provide a range of digital, IT, business operations and transformation services. Infosys will leverage its cognitive first IT framework along with its industry leading digital, cognitive AI, cloud and retail industry solution accelerators to improve and transform the technology landscape. Anurup Pruthi, Global CFO, Centric Brands, said, “By partnering with Infosys, we will be able to standardize our internal processes, bring in the best practices and tools, and strengthen the skills needed for continued success in the Retail B2B marketplace.

•	Infosys helped develop a cloud-based platform to digitize and automate manual processes at Envision AESC, a world-leading battery technology company’s Electric Vehicle (EV) battery manufacturing plants. “At Envision AESC, we believe that advancements in battery technology will propel the EV revolution to newer heights. The manufacturing processes of our breakthrough batteries need a robust digital foundation to accelerate the speed and scale of innovation. We are confident that Infosys, with their trusted cloud technologies and deep expertise in the automotive industry, will help us continue on our journey towards achieving our transformation goals,” said, Brian Sullivan, Executive Vice President of Global Manufacturing and Supply Chain at Envision AESC.

•	Infosys and Microsoft modernized Spark New Zealand’s corporate functions to enhance business resilience, operational simplicity, workplace agility, and customer experience. Mark Beder, Chief Operating Officer, Spark, said, “As we embarked on a journey to revamp our business operations and step out of our legacy systems, we were looking for partners that understand and provide strength to our vision for an ERP-driven business transformation. It has been great working with Infosys and Microsoft as our transformation partners. The level of ERP implementation expertise and scale they bring to the table in this endeavor underpinned by best-fit digital solutions and resources is helping us to unshackle legacy system constraints and will help us improve operational simplicity, workplace agility and customer experience.

•	Infosys collaborated with CIRCOR, one of the world’s leading providers of mission critical flow control products and services for the Industrial, Aerospace & Defense markets, to help transform its IT landscape and modernize its IT infrastructure. Pete Sattler, Chief Information Officer, CIRCOR, said, “The goal of our alliance with Infosys is to offer all our customers – both internal and external – faster and more reliable service, enhance our cybersecurity, and provide 24x7 monitoring for our global IT environment.

•	Avon, part of Natura Group, entered a five-year strategic collaboration with Infosys to advance its digital transformation journey, implement cognitive operations, drive continuous innovation, and help in better serving its customers. Karen McElhatton, CIO, Avon, said, “Through this collaboration, Infosys will accelerate the realization of our Digital vision, through a well-planned transformation roadmap to reduce opex spends, increase resilience and reliability of our application landscape, and prepare us better for new digital capabilities. We are confident that Infosys, with its sound expertise in Infrastructure Management Services, Cybersecurity, and Application Services, will enable us to continue to provide cutting-edge services to our members and customers.

•	Conagra has entered into a five-year strategic partnership with Infosys to innovate its IT operations. Conagra and Infosys will be implementing product based cognitive-first delivery model, with focus on improving operational excellence, drive continuous innovation, and most importantly improve the quality of service for Conagra’s customers. Andy Xydakis, CTO, Conagra, said, “We wanted to change the way we run our IT operations. Delivering in true agile fashion where teams focus on value delivery. Our partnership with Infosys will help achieve the vision, given their deep Industry knowledge and ability to align this new way of working to support our overarching business strategy. Through this collaboration, Infosys will help accelerate the adoption of our product based continuous delivery operating model, by creating capacity to deliver features, increase resiliency and reliability of our infrastructure and application landscape, thereby helping Conagra advance new digital capabilities.”

4. Recognitions

•	Infosys received the Great Place to Work® Certification across five regions including India, Australia, United Kingdom, Germany, and Mexico. Infosys BPM received the Great Place to Work® Certification in Philippines
•	Infosys recognized as the Champion of Inclusion in the Most Inclusive Companies Index (MICI) and featured in the “100 Best – Hall of Fame” by Avtar & Seramount, 2022
•	Infosys secured a place in CDP’s annual ‘A List’ for its leadership in corporate transparency and performance on climate change
•	Infosys rated as “Most Noteworthy” Company by DiversityInc, USA
•	Infosys recognized as a constituent of the Dow Jones Sustainability World Index for 2022
•	Infosys InStep Ranked as the ‘Best Internship Program’ in the 2023 Vault Internship Rankings
•	Infosys won the 2022 Marketing Excellence Gold Award from Information Technology Services Marketing Association (ITSMA) for Infosys Cobalt
•	Infosys, along with client Lanxess recognized as a winner in the “Workplace of the Future” category in 2022 ISG Paragon Awards™ EMEA
•	Infosys positioned as a leader in Gartner Magic Quadrant for IT Services for Communications Service Providers, Worldwide
•	Infosys recognized as a leader in Forrester Wave™: Cloud Migration and Managed Service Partners in Asia Pacific, Q4 2022
•	Infosys positioned as a leader in IDC MarketScape: Asia/Pacific Salesforce Implementation Services 2022 Vendor Assessment
•	Infosys recognized as a leader in Software Product Engineering Services PEAK Matrix® Assessment 2023 by Everest
•	Infosys recognized as a leader in System Integration (SI) Capabilities on Google Cloud Platform (GCP) PEAK Matrix® Assessment 2022 by Everest
•	Infosys recognized as a leader in HFS Horizons: Cloud Native Transformation, 2022
•	Infosys ranked as a leader in Next-Gen ADM Services 2022 ISG Provider lens™ study in US
•	Infosys positioned as a leader in IDC Worldwide Manufacturing Service Life-Cycle Management Strategic Consulting 2022
•	Infosys recognized as a leader in Workplace Communication and Collaboration (WCC) Services PEAK Matrix® Assessment 2023 by Everest
•	Infosys positioned as a leader in IDC MarketScape: EMEA Industrial Internet of Things Service Providers for Oil and Gas Companies 2022 Vendor Assessment
•	Infosys recognized as a leader in Application and Digital Services (ADS) in Property & Casualty (P&C) Insurance PEAK Matrix® Assessment 2023 by Everest
•	Infosys recognized as a leader in Risk & Compliance in BFS IT Services PEAK Matrix® Assessment 2023 by Everest
•	Infosys positioned as a leader in Avasant’s Utilities Digital Services 2022–2023 RadarViewTM
•	Infosys positioned as a leader in Avasant’s Manufacturing Digital Services 2022–2023 RadarViewTM
•	Infosys Finacle positioned as a Leader in The Everest Group PEAK Matrix® for Wealth Management Products Provider 2023 report
•	Infosys BPM ranked as Leader and Star Performer in Everest Group’s Finance and Accounting Outsourcing (FAO) PEAK Matrix® Assessment 2022

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Mary-Ellen Harn +1 704 359 7996 maryellen.harn@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(In crore)

Particulars	December 31, 2022	March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	11,587	17,472
Current investments	8,730	6,673
Trade receivables	27,660	22,698
Unbilled revenue	13,139	11,568
Other Current assets	11,300	8,774
Total current assets	72,416	67,185
Non-current assets
Property, plant and equipment and Right-of-use assets	19,897	18,402
Goodwill and other Intangible assets	9,083	7,902
Non-current investments	12,386	13,651
Unbilled revenue	1,708	941
Other non-current assets	10,476	9,804
Total non-current assets	53,550	50,700
Total assets	125,966	117,885
LIABILITIES AND EQUITY
Current liabilities
Trade payables	4,788	4,134
Unearned revenue	7,117	6,324
Employee benefit obligations	2,400	2,182
Other current liabilities and provisions	26,900	20,963
Total current liabilities	41,205	33,603
Non-current liabilities
Lease liabilities	6,577	4,602
Other non-current liabilities	3,511	3,944
Total non-current liabilities	10,088	8,546
Total liabilities	51,293	42,149
Total equity attributable to equity holders of the company	74,292	75,350
Non-controlling interests	381	386
Total equity	74,673	75,736
Total liabilities and equity	125,966	117,885

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(In crore except per equity share data)

	3 months ended December 31, 2022	3 months ended December 31, 2021	9 months ended December 31, 2022	9 months ended December 31, 2021
Revenues	38,318	31,867	109,326	89,365
Cost of sales	26,561	21,415	76,342	59,726
Gross profit	11,757	10,452	32,984	29,639
Operating expenses:
Selling and marketing expenses	1,611	1,325	4,591	3,809
Administrative expenses	1,904	1,643	5,365	4,771
Total operating expenses	3,515	2,968	9,956	8,580
Operating profit	8,242	7,484	23,028	21,059
Other income, net (3)	689	459	1,828	1,508
Profit before income taxes	8,931	7,943	24,856	22,567
Income tax expense	2,345	2,121	6,882	6,116
Net profit (before minority interest)	6,586	5,822	17,974	16,451
Net profit (after minority interest)	6,586	5,809	17,967	16,425
Basic EPS ()	15.72	13.86	42.85	38.96
Diluted EPS ()	15.70	13.83	42.79	38.88

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and nine months ended December 31, 2022, which have been taken on record at the Board meeting held on January 12, 2023.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.
4.	The quarter figures added up to the figures reported in previous quarters might not always add up to the nine months ended figures reported in this statement as all figures are taken from the source and rounded off to the nearest digits.